Filed by Sensar Corporation
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                             Subject Company: Sensar Corporation
                                                   Commission File No. 333-34298

      SENSAR AND NET2WIRELESS ANNOUNCE UNRESOLVED ISSUES CONCERNING LISTING

November 22, 2000 - Sensar Corporation (Nasdaq: SCII) announced it has been informally advised by the staff of The Nasdaq Stock Market that Nasdaq has certain concerns regarding the listing of the stock of the combined company in the event of a merger between Sensar and Net2Wireless Corporation. Nasdaq has indicated that its concerns relate to individuals associated with certain shareholders who had been subject to previous securities related proceedings. Nasdaq indicated that it might not approve the continued listing unless certain corrective actions are taken. The companies are in the process of addressing Nasdaq's concerns.

Sensar and Net2Wireless continue to work together towards completion of the merger. Sensar and Net2Wireless have mailed a Proxy Statement/Prospectus to shareholders of Sensar and Net2Wireless containing information about the merger. If you are a shareholder and have not received your proxy information or need assistance in making sure your shares are voted, please contact John Lopinto of Morrow & Co. at (212) 754-8000 or Sensar at (801) 350-0587. It is important that all shareholders vote. Shareholders are urged to read the Proxy Statement/Prospectus and other filings by Sensar Corporation because they contain important information about Sensar, Net2Wireless and the merger. These documents can be obtained for free at the Commission's website at http://www.sec.gov or by requesting a copy from Sensar Corporation, 50 West Broadway, Suite 501, Salt Lake City, Utah 84101.

Net2Wireless has developed technology to enable digital cellular operators to provide applications that would typically be provided through a 3G network, using 2G/2.5G existing infrastructure and mobile devices such as PDA's, smart mobile phones and hand held computers, all over one backbone. Net2Wireless technology utilizes state-of-the-art digital content compression, advanced pattern recognition technology and innovative streaming communication technology. For additional information visit the website: http://www.net2w.com.

This press release contains certain forward-looking statements concerning the potential products of Net2Wireless, which are still in the development and testing stage. The products are subject to all the risks associated with new market structures and broad based consumer demand. The approval of the listing of the post-merger shares is at the discretion of Nasdaq, which has broad authority in approving or not approving the listing; Sensar and Net2Wireless may or may not be able to obtain such approval. The above statements are not meant to be predictions of the future and are subject to all of the uncertainties set forth above and many others that may develop in the future. Sensar Corporation has filed and obtained the effectiveness of a registration statement on Form S-4 with respect to a proposed merger between Sensar Corporation and Net2Wireless. This press release is not, and is not intended to be, a proxy solicitation. Furthermore, this press release is not, and is not intended to be, an offer of any securities for sale. For a discussion of the contingencies and uncertainties relating to the merger of Sensar Corporation and Net2Wireless to which some of the information concerning future events is subject, please refer to Sensar's report on Form 10-K/A for December 31, 1999, as amended, and its current filing on Form S-4.